UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2016 (Report No. 3)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant's name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is the Registrant's press release issued on September 20, 2016, announcing that the Company has conducted a successful test for 3D printing of conductive traces onto a treated fabric in collaboration with a leading European functional textiles company.

Exhibit No.

99.1	Press release issued by Nano Dimension Ltd. on September 20, 2016, announcing that the Company has conducted a successful test for 3D printing of conductive traces onto a treated fabric in collaboration with a leading European functional textiles company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd. (Registrant)

By	/s/ Amit Dror
Name:	Amit Dror
Chief Executive Officer

Date: September 20, 2016

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